GRAYDONHEAD
L E G A L C O U N S E L | S I N C E 1 8 7 1

Anthony R. Robertson Direct: 513.629.2807 arobertson@graydon.com	May 25, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Beverages, Apparel and Mining

100 F Street, N.E.

Washington, DC 20549

RE:	Gourmet Renee LLC
Offering Statement on Form 1-A
Filed March 15, 2016
SEC Comments April 8, 2016
File No. 024-10533

Ladies and Gentlemen:

We are submitting this letter on behalf of our client, Gourmet Renee LLC dba Bircus Brewing Co. (the “Company”), to the Securities and Exchange Commission (the “Commission”) as correspondence. This letter contains the Company’s response to written comments received on April 8, 2016 in connection with the review of the Regulation A Offering Statement Form 1-A, filed electronically on March 15, 2016. Set forth below is a summary of the comments received and the Company’s responses, in addition to other changes made to the Offering Circular.

Offering Circular

PART I

FINANCIAL STATEMENTS.

1.	Comment: Please revise to reconcile your balance sheet. We note that total assets do not equal total liabilities plus stockholder’s equity

Response:        Comment complied with. The Company submits new 2013, 2014, and 2015 statements that are appropriately reconciled. These statements replace the previously submitted statements in Part F/S of Form 1-A. The Financial Statements portion of Item 1 in Part I of Form 1-A has also been updated. The 2015 balance sheet now shows that the total assets and the total liabilities and member’s capital (the lone stockholder’s equity) both equal $90,275.04.

Cincinnati at Fountain Square	Northern Kentucky at the Chamber Center	Butler/Warren at University Pointe

Graydon Head & Ritchey LLP  |  1900 Fifth Third Center  |  511 Walnut Street  |  Cincinnati, OH 45202

513.621.6464 Phone  |  513.651.3836 Fax  |  www.graydonhead.com

U.S. Securities and Exchange Commission

May 25, 2016

2.	Comment: Please provide a statement of cash flows and stockholders’ equity for the last two fiscal years preceding the latest balance sheet date presented. See Part F/S instructions to Form 1-A.

Response:        Comment complied with. The newly submitted financial statements contain both cash flow and stockholder equity statements from 2013 and 2014. These submissions fully comply with the Part F/S instructions to Form 1-A.

3.	Comment: Please revise to provide footnote disclosures in accordance with U.S. GAAP.

Response:        Comment complied with. The financial statements attached in Part F/S of Form 1-A of the Offering Circular now contain footnotes prepared in accordance with U.S. GAAP. Gourmet Renee worked with an accountant to prepare those footnotes.

PART II

GENERAL

4.	Comment: Please provide the legends required by Rules 253(f) and 254(a) of Regulation A.

Response:        Comment complied with. The Offering Circular now contains both legends as set forth in Rules 253(f) and 254(a) on page 1 of Part II. The 253(f) disclosure is capitalized and in bold. The 254(a) disclosure is in red.

5.	Comment: Given the operating agreement assumes the LLC will be treated as a partnership for federal income tax consequences, please provide disclosure regarding the material federal tax consequences and provide a tax opinion or tell us why you do not believe this is required. See Compliance and Disclosure Interpretation Question 128.07 for Securities Act Forms available on the Commission’s website.

Response:        We do not believe a disclosure or tax opinion is required for compliance because the Company is making no representation to potential investors that the investment will create significant tax benefits. SEC Staff Legal Bulletin No. 19 (the “Bulletin”) sheds light on what constitutes a “material” tax consequence. The Bulletin suggests that tax consequences are material to an investment when the issuer represents that the transaction will create significant tax savings or will be tax-free. Here, no such representation is made. The investors will be taxed on the income their Units accrue or on any other distributions or dividends received as ordinary income. That being said in an effort to respond to the comment, a tax disclosure has been added regarding potential tax liability of members on page 9 of Part II of the Offering Circular.

U.S. Securities and Exchange Commission

May 25, 2016

EXHIBITS

6.	Comment: We note the legality opinion noted as exhibit 12.1 in the Index to Exhibits. Please file a final version of the opinion prior to requesting qualification.

Response:        Comment complied with. The legality opinion has been included in this submission as Exhibit 12.1 to the Offering Circular.

ADDITIONAL CHANGES

We have also made additional changes not necessarily directly responsive to the SEC’s comments. Some are responsive to the Kentucky Securities Division’s comments received as of May 4, 2016.

1.	The Company is making arrangements with an escrow agent to hold the funds in an interest bearing escrow account not to be released to the Company until $150,000 is raised pursuant to this Offering Circular.

2.	The Use of Proceeds chart on page 11 has been updated with columns showing what each proceed use constitutes on a percentage basis of the total minimum offering and the total maximum offering. The numbers have also been adjusted to show that Gourmet Renee no longer plans to file in Illinois and to ensure the total numbers add up to the maximum offering amount of $500,000.

3.	The Offering Circular, including the Subscription Agreement submitted as Exhibit 4.1, now requires all investors to comply with the suitability standards set forth in the Kentucky comments. Those suitability standards are specifically listed on pages 5 and 10 of the Offering Circular and in Section 5 of the Subscription Agreement.

4.	The Company no longer intends to offer securities for sale in Illinois. Therefore, reference to Illinois at Item 5 of Part I and pages 5 and 10 of Part II have been deleted. Also, the Use of Proceeds chart on Page 11 has subtracted the costs of an Illinois state filing.

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Notwithstanding the comments, Gourmet Renee LLC dba Bircus Brewing Co. acknowledges that:

1.	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

U.S. Securities and Exchange Commission

May 25, 2016

2.	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please contact the undersigned at (513) 629-2807. Thank you in advance for your consideration.

Very truly yours,

/s/ Anthony R. Robertson

Anthony R. Robertson
On behalf of Gourmet Renee LLC
dba Bircus Brewing Co.

c:

Mr. John Reynolds

Assistant Director

Office of Beverages, Apparel, and Mining

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ms. Hillary Daniels

Office of Beverages, Apparel, and Mining

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Mr. James Lopez

Office of Beverages, Apparel, and Mining

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Mr. Richard Schmalzl 1900 Fifth Third Center 511 Walnut Street Cincinnati OH 45202 Mr. Paul Miller 322-326 Elm St. Ludlow, KY 41016